A Member of The Lion Group


03045317

28 November 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 27 November 2003, Re: Proposed disposal by Chrome Marketing Sdn Bhd to Kau Hua Int'l Investment Co Ltd of its entire investment in Jiangxi Fuqi Motor Co Ltd for a total cash consideration of Rmb33.96 million (approximately RM15.59 million) for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)



WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286



Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION on 27-11-2003 05:36:47 PM
Reference No SC-031127-4CBE5

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Proposed disposal by Chrome Marketing Sdn Bhd ("Chrome Marketing") to Kau Hua Int'l Investment Co Ltd of its entire investment in Jiangxi Fuqi Motor Co Ltd for a total cash consideration of Rmb33.96 million (approximately RM15.59 million) ("Proposed Disposal")

* **Contents :-**

1. Introduction

The Board of Directors of Silverstone Corporation Berhad ("SCB") wishes to announce that on 24 November 2003, Angkasa Transport Equipment Sdn Bhd ("ATE") on behalf of Chrome Marketing, had entered into an agreement with Kau Hua Int'l Investment Co Ltd ("Kau Hua") for the disposal of Chrome Marketing's entire investment in Jiangxi Fuqi Motor Co Ltd (" Jiangxi Fuqi"), representing 50% of the registered capital of Jiangxi Fuqi, for a total cash consideration of Rmb33.96 million (approximately RM15.59 million) ("Sale Consideration").

Chrome Marketing is a wholly-owned subsidiary of AMB Venture Sdn Bhd ("AMBV"), which is in turn a wholly-owned subsidiary of SCB. The equity interest in Jiangxi Fuqi are currently registered in the name of ATE in trust for Chrome Marketing. ATE was formerly a subsidiary of AMBV prior to its disposal by AMBV to Lion Asiapac Limited, a company listed on the Main Board of the Singapore Exchange Securities Trading Limited. The disposal of ATE was completed on 29 November 2002. In this respect, it was agreed that the transaction will be entered into between ATE (as the registered owner) and Kau Hua, and Kau Hua shall remit the Sales Consideration into a bank account nominated by Chrome Marketing.

2. Information on Jiangxi Fuqi

Jiangxi Fuqi was incorporated as an equity joint-venture company on 4 July 1996 for a tenure

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)

Secretary

27 NOV 2003

of 50 years. Chrome Marketing beneficially owns 50% of the registered capital of Jiangxi Fuqi with Jiangxi Fuqi Automobile Factory having 47% of the registered capital and the remaining 3% of the registered capital being held by Wuhan Fortune Industry Co Ltd.

Chrome Marketing's cost and date of investment in Jiangxi Fuqi is RM27.02 million and 31 October 2002 respectively. The company registered a loss before taxation of Rmb10.49 million for the 10 months financial period ended 30 October 2003.

The principal activities of Jiangxi Fuqi are the assembly and sale of 4-wheel drive vehicles and related components. In addition to the 4-wheel drive vehicles, Jiangxi Fuqi also manufactures jeeps, light passenger cars, light cargo trucks, light buses and modified vehicles that are marketed to the general public and government institutions.

The production facilities of Jiangxi Fuqi are located in Fuzhou, about 120 km from Nanchang, Jiangxi Province in the People's Republic of China ("PRC"). The facilities have a production capacity to produce approximately 20,000 units of vehicles per annum.

3. Information on Kau Hua

Kau Hua was incorporated on 24 August 2001 in the British Virgin Islands ("BVI") under the BVI International Business Companies Act. The company's registered address is at P.O. Box 961, 30 Decastro Street, Road Town, Tortola, BVI.

The principal activities of Kau Hua are investment in automotive parts and components business in addition to providing pre-operation services to automotive component and part companies. As at 1 October 2003, the authorised and paid-up capital of Kau Hua was USD5,000,000 (approximately RM19.0 million) and USD4,000,000 (approximately RM15.2 million) respectively.

4. Details of the Proposed Disposal

4.1 Payment Terms

The Sale Consideration shall be payable by Kau Hua into a bank account as determined by Chrome Marketing in the following manner:

(a) The sum of Rmb18.86 million (approximately RM8.66 million) as deposit and part payment towards the Sale Consideration within 14 days upon the signing of the sale and purchase agreement in relation to the Proposed Disposal ("SPA"); and

(b) The balance sum of Rmb15.10 million (approximately RM6.93 million) to be paid on or before 31 December 2003.

4.2 Basis for the Sale Consideration

The Sale Consideration was arrived at on a willing buyer-willing seller basis after taking into consideration the net total assets and liabilities of Jiangxi Fuqi based on prevailing market



condition.

5. Condition to the Proposed Disposal

The Proposed Disposal is subject to the following approvals being obtained:

(a) Ministry of Commerce of the PRC; and

(b) any other relevant authorities, as may be required.

6. Rationale for the Proposed Disposal

The Proposed Disposal is in line with the corporate and debt restructuring scheme of SCB as approved by the shareholders of SCB on 30 January 2003 ("SCB Scheme") to rationalise the financial position of the SCB Group and to streamline its core business activities by divesting non-core and peripheral assets and businesses. Jiangxi Fuqi is considered to be a non-core asset of the SCB Group and was earmarked for divestment.

The proceeds from the Proposed Disposal will be utilised to repay the bonds and debts issued by the SCB Group pursuant to the SCB Scheme.

7. Financial effects of the Proposed Disposal

7.1 Share Capital and shareholdings

The Proposed Disposal will not have any effect on the issued and paid-up share capital or the substantial shareholdings of the Company as the Proposed Disposal does not involve any issuance of new SCB shares.

7.2 Earnings

Based on the assumption that the Proposed Disposal is completed by 31 December 2003, the earnings for the SCB Group for the financial year ending 30 June 2004 is expected to decrease by 0.8 sen per share.

7.3 Net Tangible Assets ("NTA")

For illustrative purposes only and based on the SCB Group's proforma consolidated balance sheet as at 30 June 2003, the consolidated NTA of the SCB Group is expected to decrease by 0.9 sen per share.

8. DIRECTORS' INTEREST

None of the Directors of the Company has any interest, direct or indirect, in the Proposed Disposal.

9. STATEMENT BY DIRECTORS

The Board of Directors of SCB, after careful deliberation, is of the opinion that the Proposed Disposal is in the best interest of the Company.

10. DOCUMENTS FOR INSPECTION

Copy of the SPA is available for inspection at the registered office of the Company at Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, during normal business hours from Monday to Friday (except public holidays) for a period of two (2) weeks commencing from the date of this announcement.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)



....

Secretary

27 NOV 2003

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group

21 November 2003

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad (formerly known as Angkasa Marketing Berhad)

We enclose herewith a copy of the General Announcement dated 21 November 2003, Re: Incorporation of a Subsidiary for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
SILVERSTONE CORPORATION BERHAD
(formerly known as ANGKASA MARKETING BERHAD)

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 21-11-2003 04:59:33 PM
Reference No SC-031121-16435

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SILVERSTONE CORPORATION BERHAD (formerly known as Angkasa Marketing Berhad)**
*	Stock name	: **SILSTON**
*	Stock code	: **5061**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Incorporation of a Subsidiary

* **Contents :-**

The Company wishes to announce the incorporation of a wholly-owned subsidiary of the Company, Shanghai Silverstone Management Consulting Co. Ltd. ("Shanghai Silverstone") in the People's Republic of China (the "PRC") with a registered capital of USD200,000.00 (approximately RM760,000.00) on 20 November 2003 ("Incorporation"). Shanghai Silverstone is a wholly-owned subsidiary of Range Grove Sdn Bhd which in turn is a wholly-owned subsidiary of the Company.

Shanghai Silverstone was incorporated to provide management services for the Group in the PRC.

None of the Directors of the Company has any interest, direct or indirect, in the Incorporation.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

SILVERSTONE CORPORATION BERHAD (41515-D)
(formerly known as ANGKASA MARKETING BERHAD)



Secretary

21 NOV 2003